SUPPLEMENT Dated July 12, 2010
To the Prospectus Dated April 30, 2010

ING Select Rate
Issued By ING Life Insurance and Annuity Company

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

For Contracts issued in <u>Virginia</u>:

1. **Under "Death Benefit prior to the Annuity Commencement Date" on page 19, please replace the first sentence of the fourth paragraph in its entirety with the following:**

   The Company Death Benefit Rate may be less than the Guarantee Period Interest Rate in effect as of the date of death, but shall not be less than zero percent, and for Contracts issued in Virginia, shall not be greater than 6%.

2. **Under "Right to Examine and Return this Contract" on page 23, please add the following sentence to the end of this section:**

   ○ **IMPORTANT NOTE:** For Contracts issued in Virginia only, you may return the Contract within 10 days of your receipt of it. If so returned, we will promptly pay you the Accumulation Value, adjusted for any Market Value Adjustment. In the event that the Market Value Adjustment is negative, the amount we pay you could be less than the Single Premium.